*i*Tech Capital Corp.

02 MAY -8 AM 10:47

April 26, 2002

02028885

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

RE: **<u>*i*Tech Capital Corp. - Reg. No. 82-3200</u>**

Dear Sirs:

Enclosed please find a copy of the News Release #02-05.

Yours truly,

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

John P. Fairchild
Chief Financial Officer and Corporate Secretary

Enclosure

dlw 5/8

C:\Karla_c\2002 iTech\Publications\News Release\SEC-NR#02-05.doc

iTech Capital Corp.

NEWS RELEASE

April 26, 2002
News Release #02-05

TSE Trading Symbol: ITE

ANNUAL AND SPECIAL MEETING

*i*Tech Capital Corp. (the "Company") is pleased to announce that at its 2002 Annual and Special Meeting held on April 25, 2002, William Staudt, Dale Flanagan, George McKinnis and Paul Stein were re-elected directors of the Company to hold office until the close of business of the first annual meeting of shareholders of the Company following their re-election. Following the meeting William Staudt was re-appointed President and Chief Executive Officer and John Fairchild was re-appointed Vice-President Finance, Chief Financial Officer and Secretary of the Company.

For further information regarding the contents of this News Release contact John Fairchild at 800-626-7221 or William Staudt at 646-742-0073

#2450 - 650 WEST GEORGIA STREET, PO BOX 11537, VANCOUVER, BC V6B 4N7 CANADA
TEL: (604)682-3030 FAX: (604)683-0704 E-MAIL: itech@itechcapital.com